Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
RARE Hospitality International, Inc.:
We consent to the use of our reports dated March 1, 2007, with respect to the consolidated balance sheets of RARE Hospitality International, Inc. and subsidiaries (RARE) as of December 31, 2006 and December 25, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.
Our report dated March 1, 2007 refers to the fact that in 2006 RARE changed its method of accounting for share-based payment and changed its method of quantifying errors.
/s/ KPMG LLP

Atlanta, Georgia
May 29, 2007